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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. RESULTS4Q25 & FY 2025 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 2 DISCLAIMER This conference call may include statements about future events, based on Embraer's expectations and market financial trends. Such statements are subject to uncertainties that may cause actual results to differ from those expressed or implied in this conference call. Except in accordance with the applicable rules, the company assumes no obligation to publicly update any forward-looking statements. For detailed financial information, the company encourages reviewing publications filed by the company with the CVM. This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. SUSTAINABLE GROWTH Driven by Efficiency and Innovation 3 Record revenue and backlog support sustainable growth 2025 Guidance achieved; double-digit growth Progress in strategic partnerships (Commercial & Defense) Deliveries increase due to production improvements and supply chain issues CULTURE FOUNDATION: SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO! Marquee year for E2 program global sales This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. EXECUTIVE JETS EXPANSION: All time high 4Q revenues (c.$750 million) Record 53 business jets deliveries in a single quarter 4 4Q25 SALES HIGHLIGHTS GLOBAL DEFENSE SALES: Sweden 4 KC-390 order plus new 9 options Portugal signed its 6th KC-390 plus 10 option for NATO NEW ORDERS IN COMMERCIAL AVIATION: TrueNoord 20 and Helvetic Airways 3 E195-E2 orders Côte d’Ivoire 4 E175 order to boost regional connectivity SERVICES SUSTAINABLE GROWTH: Airlink E195-E2 jets Pool program agreement signed Republic E1 fleet maintenance service agreement extended This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. EXECUTIVE AVIATION: Phenom 300 world’s best-selling light jet for 14 straight years Total sales c.$2.3bn with strong demand across its portfolio 5 2025 SALES HIGHLIGHTS Backlog$14.5 bn 2.8 btb² Backlog$4.9 bn 1.2 btb² Backlog$4.6 bn 1.4 btb² Backlog$7.6 bn 1.1 btb² DEFENSE & SECURITY: 5 KC-390 to 2 NATO countries, plus 19 additional options 10 A-29 toUruguay, Panama andSierraNevada COMMERCIAL AVIATION: 157 E2 new orders across all continents plus 140 options¹ 64 E1 new orders plus 68 options¹ reinforcing its market position SERVICES & SUPPORT: Pool program added approx. 75 aircraft to the portfolio Executive Care with 37 contracts signed during the year ¹ Options include purchase rights ² btb= book-to-bill LTM This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. OPERATIONAL RESULTS 2025 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 2024 2025 7 2.5% 2024 2.7% 2025 11.7% 12.0% 2,205 1,763 2,370 2,209 Adj. EBIT margin Revenues (US$m) COMMERCIAL AVIATION EXECUTIVE AVIATION Revenue +25% yoy in 2025 EBIT $265m (+30% yoy); margin +12.0% (+30bp)¹ Revenue +7% yoy in 2025 EBIT $63m (+14% yoy); margin +2.7% (+20bp) ¹ Ex U.S. import tariff +14.3% (+260bp yoy) This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 8 Revenue +18% yoy in 2025 EBIT $298m (+10% yoy); margin +15.5% (-100bp)¹ Revenue +36% yoy in 2025 EBIT $78m (+73% yoy); margin +7.9% (+170bp) DEFENSE & SECURITY SERVICES & SUPPORT Adj. EBIT margin Revenues (US$m) 2024 2025 6.2% 2024 7.9% 2025 16.5% 15.5% 1,926 1,637 984 721 ¹ Ex U.S. import tariff +15.7% (-80bp yoy) This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Last Update: Feb 06, 2026 FLIGHT #7 Jan. 22, 2026 Denotes two flights / day: Jan.21, 27, 28, Feb. 12, 13, 19, 20 Total Flights: 28 Total Flight Time: 1 hour 6 minutes 28 TOTAL FLIGHTS 9 PROTOTYPE FLIGHT CAMPAIGN This information belongs to Eve and cannot be used or reproduced without written permission from the Company. * As of February 2012345689101113151617181920222426280:000:140:280:430:571:1205101520253019-Dec-2529-Dec-2508-Jan-2618-Jan-2628-Jan-2607-Feb-2617-Feb-26Total flightsTotal timeChristmas/ New Year's break This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. FINANCIAL RESULTS 4Q25 & FY 2025 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. EXECUTIVE AVIATION Light Jets Midsize Jets COMMERCIAL AVIATION 4Q24 4Q25 44 53 4Q24 4Q25 GUIDANCE 2025: 77 to 85 E1 E2 11 DELIVERIES GUIDANCE 2025: 145 to 155 28 22 22 25 20 11 18 14 31 32 +3% +20% 2025: 78 34 | 44 2024: 73 26 | 47 2025: 155 86 | 69 2024: 130 75 | 55 +7% +19% This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. US$ billion US$ billion 13% 29% 37% 21% BREAKDOWN BY BUSINESS 4Q25² Services & Support Defense & Security Executive Aviation Commercial Aviation 2.3 4Q24 2.7 4Q25 +15% GUIDANCE 2025: US$7.0 – 7.5 billion 12 BACKLOG NET REVENUES ¹ Options include purchase rights ² Revenue breakdown does not include “Others” Business Unit +3% +10% +7% +42% 4.6 4.2 7.4 10.2 4Q24 4.9 4.6 7.6 14.5 4Q25 26.3 31.6 +20% 4Q25 + Options¹ ~50.0 60% 25% 15% Options¹ 2025: 7.6 2024: 6.4 2025: $7.6 billion +18% This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Reported EBITDA¹ 285 +10.7% 321 +13.9% 4Q24 4Q25 13 ADJUSTED EBITDA US$ million Margin 298 328 14.2% 11.3% ex-BA agreement 2024 2025 889 772 12.1% 11.7% Reported EBITDA¹ 840 +11.1% 881 +13.8% Margin Adj. EBITDA² 922 +14.4% Margin ¹ Reported EBITDA includes BA agreement and Eve expenses/warranties, all numbers from Eve are IFRS ² Adjusted EBITDA includes BA agreement, but do not consider Eve expenses/warranties This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Reported EBIT¹ 217 +8.2% 258 +11.2% 4Q24 4Q25 14 ADJUSTED EBIT US$ million 608 +8.0% BREAKDOWN BY BUSINESS 2025 Reported EBIT¹ 2024 2025 Exec. D&S Com. S&S Other³ 668 +10.4% Margin Margin 231 265 11.5% 8.7% 657 558 8.7% 8.7%* 265 78 63 298 (47) ¹ Reported EBIT includes BA agreement and Eve expenses/warranties, all numbers from Eve are IFRS ² Adjusted EBIT includes BA agreement, but do not consider Eve expenses/warranties ³ Other includes unallocated operating income (expenses) Adj. EBIT² 708 +11.1% Margin GUIDANCE 2025: 7.5% – 8.3% ex-BA agreement 2025: +8.7%* * Ex U.S. import tariff +9.4% (+70bp yoy) This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 18 27 34 27 56 46 1 Research is expensed (i.e. not capitalized) 15 Capex Net add Pool Program Additions to intangible Research ¹ ADJUSTED FCF US$ million US$ million INVESTMENTS 4Q24 4Q25 4Q24 4Q25 130 100 995 738 GUIDANCE 2025: US$200 million or higher 12 Excludes Eve 10 2024 2025 676 491 50 60 126 155 190 153 2024 2025 428 383 42 36 2025: $491 million Excludes Eve This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 16 7.2% 2024 3.3%* 2025 462 253 US$ million ADJUSTED NET INCOME 7.5% 5.8% 173 153 4Q24 4Q25 Reported Net Income EPADS 0.25 0.45 46 +2.0% 83 +3.1% Adj. Net Income ex-BA agreement n/a n/a Adj. Net Income Adj. Net Margin Reported Net Income EPADS 1.92 1.92 353 +5.5% 352 +4.6% Adj. Net Income ex-BA agreement n/a 363 +5.7% Adj. Net Income Adj. Net Margin * +3.8% ex U.S. import tariff and nominal 34% income tax rate This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 17 608 91 (340) Reported EBIT 2025 US$ million NET INCOME (7) 352 (137) 253 Net Income Reported 2025 Adj. Net Income 2025 Deferred Income Tax Net Change Eve Results Net Financial Result Income Tax Non-controlling Interests 38 EARNINGS PER SHARE (0.2) (1.0) 0.9 1.9¹ 1.9 US$ ADS basic 2021 2022 2023 2024 2025 1.4 ¹ Hatched area represents BA agreement with nominal 34% income tax rate This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. DELEVERAGING 3.9x 2021 2.3x 2022 1.4x 2023 0.1x 2024 US$ million Gross Debt w/o Eve Net Debt w/o Eve 562 459 363 Net Debt w/o Eve / Adj EBITDA Adj. EBITDA FINANCIAL POSITION 2024 2025 2,358 111 2,413 +55 (220) 922 (109) LIQUIDITY US$ million DEBT MATURITIES Duration in Years Average Cost 3.7 3.4 4.6 3.7 9.1 2021 2022 2023 2024 2025 5.0% 5.2% 6.3% 6.2% 5.5% 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 63 15 25 24 384 5 84 203 3 670 1,010 DEBT PROFILE US$ million Embraer’s Debt without Eve (0.1)x 889 2025 2037 >2038 3 3 18 Excludes Eve This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 19 SHAREHOLDER REMUNERATION 2025 Period Declared Income Gross Amount Declared (R$ million) Gross Value per Share (R$) Gross Value per ADS (US$)¹ 2024 Dividends 51.4 0.07 0.05 2025 IoE 437.3 0.60 0.43 2025 Interim Dividends 80.0 0.11 0.08 Total 568.7 0.78 0.56 Dividend yield (%)² 0.88% 0.86% ¹ Estimated value (i.e. dependent on spot foreign exchange rate) ² Dividend yield was calculated based on the share price as of December 31, 2025 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. DELIVERIES COMMERCIAL AVIATION EXECUTIVE AVIATION LOW HIGH 80 85 LOW HIGH 8.2 8.5 LOW HIGH 8.7% 9.3% 200 or higher FINANCIALS REVENUE US$ billion ADJ. EBIT MARGIN FREE CASH FLOW* US$ million 2026 GUIDANCE LOW HIGH 160 170 20 *Adjusted Free Cash Flow without Eve This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Francisco Gomes Neto - CEO CLOSING REMARKS This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Consolidation of the E2 platform Higher delivery volumes Progress in KC-390 campaigns Recurring revenue generation growth 22 Continuousfocusonsalesandefficiencytomaximize midtermresultswhileinvestingin new technologiesfor a more ambitiouslong-termexpansion CULTURE FOUNDATION: SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO! This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. THANK YOU!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations